CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

(UNAUDITED)

MANAGEMENT’S COMMENTS ON
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

First Majestic Silver Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2011	2010	2011	2010
			(Note 28)		(Note 28)
Revenues	6	$61,407	$32,614	$184,713	$77,816
Cost of sales		15,473	14,195	50,404	35,148
Gross margin		45,934	18,419	134,309	42,668
Depletion, depreciation and amortization		3,467	2,545	9,405	6,978
Mine operating earnings		42,467	15,874	124,904	35,690

General and administrative expense		3,043	2,397	10,571	6,410
Share-based payments		937	480	4,598	2,166
Accretion of decommissioning liabilities		107	90	338	272
Foreign exchange loss		799	786	1,108	2,353
Other expenses		667	114	677	1,178
Operating earnings		36,914	12,007	107,612	23,311
Investment and other income (loss)	7	(1,395)	1,097	2,461	1,751
Finance costs		(390)	(205)	(896)	(601)
Earnings before income taxes		35,129	12,899	109,177	24,461
Income taxes
Current income tax expense		2,120	-	15,788	61
Deferred income tax expense		5,237	2,842	11,154	2,923
		7,357	2,842	26,942	2,984
Net earnings for the period attributable
to equity holders of the Company		$27,772	$10,057	$82,235	$21,477

Earnings per common share
Basic		$0.27	$0.11	$0.80	$0.23
Diluted		$0.26	$0.10	$0.77	$0.23

Weighted average shares outstanding
Basic	8	104,583,335	93,139,406	102,627,618	92,888,446
Diluted	8	107,726,703	96,996,122	107,103,155	95,279,402

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

First Majestic Silver Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
		(Note 28)		(Note 28)
Net earnings for the period attributable to equity holders of the Company	$27,772	$10,057	$82,235	$21,477

Other comprehensive income
Available for sale investments:
Unrealized gain (loss) in fair value of investments	(1,107)	(211)	527	(99)
Currency translation gain (loss)	(3,069)	171	(2,350)	846
Other comprehensive income (loss)	(4,176)	(40)	(1,823)	747
Comprehensive income for the period	$23,596	$10,017	$80,412	$22,224

The accompanying notes are an integral part of the condensed consolidated interim financial statements

First Majestic Silver Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2011	2010	2011	2010
			(Note 28)		(Note 28)
OPERATING ACTIVITIES
Net earnings for the period		$27,772	$10,057	$82,235	$21,477
Adjustments for:
Share-based payments		937	480	4,598	2,166
Depletion, depreciation and amortization		3,467	2,545	9,405	6,978
Accretion of decommissioning liabilities		107	90	338	272
Investment loss (income) from derivative financial instruments		1,504	(1,070)	(2,042)	(1,696)
Deferred taxes		5,237	2,842	11,154	2,923
Finance costs		390	205	896	601
Unrealized foreign exchange loss and other		427	848	951	2,311
Operating cash flows before movements in working capital		39,841	15,997	107,535	35,032
Net change in non-cash working capital items	25	(4,575)	2,672	103	1,313
Cash generated by operating activities		35,266	18,669	107,638	36,345

INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)		(18,581)	(4,008)	(30,163)	(9,367)
Acquisition of property, plant, and equipment (net of accruals)		(13,789)	(6,189)	(30,604)	(8,963)
Acquisition of derivative financial instruments		(3,700)	-	(3,700)	-
Realized gain on derivative financial instruments		4,958	1,070	8,369	1,696
Decrease (increase) in deposits on long-term assets		(720)	161	(11,138)	(254)
Proceeds from disposal of marketable securities, net of investments		-	39	-	81
Cash used in investing activities		(31,832)	(8,927)	(67,236)	(16,807)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and share warrants		4,532	2,922	27,443	3,603
Proceeds from lease financing		-	-	2,474	-
Payment of lease obligations		(893)	(380)	(1,785)	(1,418)
Payment of other long-term liabilities		-	-	(76)	-
Finance costs paid		(390)	(206)	(896)	(601)
Prepayment facility, net of repayments		(714)	506	1,566	811
Repayment of debt facilities		-	(2,792)	-	(2,792)
Cash generated by financing activities		2,535	50	28,726	(397)

Increase in cash and cash equivalents		5,969	9,792	69,128	19,141
Effect of exchange rate on cash held in foreign currencies		(4,725)	31	(4,069)	18
Cash and cash equivalents, beginning of period	9	104,978	14,945	41,163	5,609
Cash and cash equivalents, end of period	9	$106,222	$24,768	$106,222	$24,768

Taxes paid		6,306	334	12,108	334

Supplemental cash flow information	25

The accompanying notes are an integral part of the condensed consolidated interim financial statements

First Majestic Silver Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

	Note	September 30, 2011	December 31, 2010
Assets			(Note 28)
Current assets
Cash and cash equivalents	9	$106,222	$41,163
Trade and other receivables	10	12,738	8,354
Inventories	11	11,639	8,651
Other financial assets	12	7,985	357
Prepaid expenses and other	13	1,947	1,572
Total current assets		140,531	60,097

Non-current assets
Mining interests	14	145,122	119,660
Property, plant and equipment	15	113,130	72,383
Deferred tax asset		4,705	3,065
Deposits on long-term assets	16	11,138	2,426
Total assets		$414,626	$257,631

Liabilities and Equity
Current liabilities
Trade payables and accrued liabilities	17	$25,210	$12,400
Current portion of debt facilities	18	1,566	-
Current portion of lease obligations	19	3,764	1,160
Other financial liabilities	20	6,292	-
Taxes payable		2,596	440
Total current liabilities		39,428	14,000

Non-current liabilities
Lease obligations	19	9,507	2,417
Decommissioning liabilities		6,355	6,795
Other long term liabilities		600	893
Deferred tax liabilities		32,662	22,071
Total liabilities		88,552	46,176

Equity
Shareholders' equity
Share capital	21	271,898	239,770
Equity reserves	22	26,065	25,809
Retained earnings (Accumulated deficit)	23	28,111	(54,124)
Total equity		326,074	211,455
Total liabilities and equity		$414,626	$257,631

Contingent liabilities (Note 26)
Subsequent events (Note 27)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

First Majestic Silver Corp.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

	Share Capital			Equity Reserves
								Retained
					Available for	Foreign		earnings
				Share-based	sale	currency	Total equity	(Accumulated
	Shares	Amount	To be issued	payment	revaluation	translation	reserves	deficit)	Total equity

Balance at January 1, 2010	92,648,744	$218,608	$247	$24,971	$(55)	$-	$24,916	$(89,255)	$154,516
Net earnings	-	-	-	-	-	-	-	21,477	21,477
Share-based payment	-	-	-	2,166	-	-	2,166	-	2,166
Other comprehensive income	-	-	-	-	(99)	846	747	-	747
Shares issued for:
Exercise of options	1,131,625	3,452	-	-	-	-	-	-	3,452
Exercise of warrants	47,500	151	-	-	-	-	-	-	151
Transfer of equity reserve upon exercise of options and warrants	-	1,228	-	(1,228)	-	-	(1,228)	-	-
Balance at September 30, 2010	93,827,869	$223,439	$247	$25,909	$(154)	$846	$26,601	$(67,778)	$182,509

Balance at December 31, 2010	97,560,417	$239,525	$245	$25,170	$18	$621	$25,809	$(54,124)	$211,455
Net earnings	-	-	-	-	-	-	-	82,235	82,235
Share-based payment and related tax benefits	-	-	-	6,764	-	-	6,764	-	6,764
Other comprehensive income	-	-	-	-	527	(2,350)	(1,823)	-	(1,823)
Shares issued for:
Exercise of options	2,251,600	9,490	-	-	-	-	-	-	9,490
Exercise of warrants	5,118,093	17,953	-	-	-	-	-	-	17,953
Conversion of shares to be issued	4,062	20	(20)	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	4,685	-	(4,685)	-	-	(4,685)	-	-
Balance at September 30, 2011	104,934,172	$271,673	$225	$27,249	$545	$(1,729)	$26,065	$28,111	$326,074

The accompanying notes are an integral part of the condensed consolidated interim financial statements

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”.

The Company’s head office, principal address and registered and records office are located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS

Statement of Compliance

These condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and using the accounting policies the Company expects to adopt in its condensed consolidated financial statements as at and for the year ending December 31, 2011.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2010 Generally Accepted Accounting Principles (“GAAP”) annual financial statements, the condensed consolidated interim financial statements as at and for the three months ended March 31, 2011, and in consideration of the disclosures regarding the transition from Canadian GAAP to IFRS are included in note 28. Certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS are not included in these interim financial statements nor in the Company’s most current annual GAAP financial statements.

Basis of Consolidation and Presentation

The condensed consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments and available for sale investments. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the condensed consolidated interim financial statements for the three months ended March 31, 2011 have been applied in preparing these condensed consolidated interim financial statements.

These condensed consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The condensed consolidated financial statements include the accounts of the Company and its subsidiaries: Corporación First Majestic, S.A. de C.V., First Silver Reserve Inc. (“First Silver”), and Normabec Mining Resources Ltd., First Majestic Plata, S.A. de C.V., Minera El Pilon, S.A. de C.V., Minera La Encantada, S.A. de C.V., Majestic Services S.A. de C.V., Minera Real Bonanza, S.A. de C.V., Servicios Minero-Metalurgicos e Industriales, S.A. de C.V., 0915623 B.C. Ltd., FMS Investment Coöperatie U.A., FMS Investco B.V., and FMS Trading AG. First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation. Intercompany balances and transactions are eliminated on consolidation.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include: recoverability of accounts receivable, valuation of inventories, valuation and depreciation of property, plant and equipment and mining interests, valuation of share-based payments, recognition of deferred income tax amounts and provision for restoration, rehabilitation and environmental costs.

There are also significant judgments exercised in order to arrive at the stated amounts. Depreciation and depletion of property, plant and equipment is determined based on estimates of useful lives and reserves, both of which require significant judgment. The assessment of impairment of any property, plant and equipment assets depends on estimates of recoverable amounts, which takes into account factors requiring significant judgment including reserves, economic and market conditions and the useful lives of assets. The evaluation of mining interests and determination of commissioning date, the allocation of value between producing and exploration properties, determination of functional currency, provision for restoration, rehabilitation and environmental costs are dependent on various judgments, including the nature, estimate of future cost and timing of the work to be completed, which may change based on changes in future costs and environmental laws and regulations.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit and loss (“FVTPL”), financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities. The Company will evaluate the impact the final standard will have on its condensed consolidated financial statements when issued.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The Company is evaluating the impact of these new standards on its condensed consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not anticipate these new standards to have a significant impact on its condensed consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 – Presentation of Items of Other Comprehensive Income (“amendments to IAS1”). The amendments to IAS1 are the result of a joint project with the US Financial Accounting Standards Board and provide guidance on presentation of items contained in other comprehensive income (“OCI”) and their classification within OCI. The amendments to IAS1 require items of OCI, along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its condensed consolidated financial statements.

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Stripping Costs

In October 2011, the IASB issued IFRIC 20 - Stripping costs in the production phase of a surface mine (“IFRIC 20”). This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years on and after January 1, 2013. The Company is currently assessing the impact of this standard on its condensed consolidated financial statements.

The IASB is expected to publish new IFRSs on the following topics during 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

Leases
Revenue recognition

5.	SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, one retail market segment in Canada and one corporate segment with locations in Canada and Mexico. The San Martin operations consist of the San Martin Silver Mine, the San Martin property and the Jalisco Group of Properties. The La Parrilla operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property. All of the Company’s operations are within the mining industry and its major products are silver doré and silver concentrate.

An operating segment is defined as a component of the Company that:

	º	engages in business activities from which it may earn revenues and incur expenses;
	º	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and for which discrete financial information is available.

Transfer prices between business segments are set on an arms-length basis in a manner similar to transactions with third parties.

Significant information relating to the Company’s reporting operating segments are summarized in the table below:

	Mexico						Canada				Consolidated
					Corporate and				Corporate and
	San Martin	La Parrilla	La Encantada		Other				Other
	operations	operations	operations		Eliminations	Total	Coin Sales	Dore Sales	Eliminations	Total	Total
Three Months Ended September 30, 2011
Revenue	$9,345	$15,568	$36,457	$	- $	61,370	$1,808	$6,777	$(8,548)	$37	$61,407
Cost of sales	3,094	3,425	9,183		(20)	15,682	1,972	6,098	(8,279)	(209)	15,473
Depletion, depreciation and amortization	528	991	1,673		29	3,221	-	-	246	246	3,467
Mine operating earnings (loss)	5,723	11,152	25,601		(9)	42,467	(164)	680	(516)	-	42,467
Finance cost	67	137	158		14	376	-	-	14	14	390
Capital expenditures	4,137	16,291	8,147		9,421	37,996	-	-	71	71	38,067

Three Months Ended September 30, 2010
Revenue	$5,334	$7,517	$19,459		$(74)	$32,236	$1,174	$-	$(796)	$378	$32,614
Cost of sales	2,879	3,262	8,081		(86)	14,136	1,302	-	(1,243)	59	14,195
Depletion, depreciation and amortization	358	616	848		346	2,168	-	-	377	377	2,545
Mine operating earnings (loss)	2,097	3,639	10,530		(334)	15,932	(128)	-	70	(58)	15,874
Finance cost	19	29	150		14	212	-	-	(7)	(7)	205
Capital expenditures	1,806	2,551	3,919		162	8,438	-	-	2	2	8,440

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

5.	SEGMENTED INFORMATION (continued)

	Mexico					Canada				Consolidated
				Corporate and				Corporate and
	San Martin	La Parrilla	La Encantada	Other				Other
	operations	operations	operations	Eliminations	Total	Coin Sales	Dore Sales	Eliminations	Total	Total
Nine Months Ended September 30, 2011
Revenue	$28,660	$41,609	$113,473	$-	$183,742	$7,040	$19,994	$(26,063)	$971	$184,713
Cost of sales	9,875	10,915	29,786	(24)	50,552	6,326	18,400	(24,874)	(148)	50,404
Depletion, depreciation and amortization	1,354	2,826	4,436	64	8,680	-	-	725	725	9,405
Mine operating earnings (loss)	17,431	27,868	79,251	(40)	124,510	714	1,594	(1,914)	394	124,904
Finance cost	159	281	403	14	857	-	-	39	39	896
Capital expenditures	11,633	39,351	17,482	10,576	79,042	-	-	178	178	79,220

Nine Months Ended September 30, 2010
Revenue	$15,692	$20,260	$41,529	$(74)	$77,407	$4,056	$-	$(3,647)	$409	$77,816
Cost of sales	8,716	9,183	17,665	(92)	35,472	3,775	-	(4,099)	(324)	35,148
Depletion, depreciation and amortization	1,144	1,778	2,085	737	5,744	-	-	1,234	1,234	6,978
Mine operating earnings (loss)	5,832	9,299	21,779	(719)	36,191	281	-	(782)	(501)	35,690
Finance cost	60	73	461	14	608	-	-	(7)	(7)	601
Capital expenditures	3,160	4,972	12,387	342	20,861	-	-	132	132	20,993

	Mexico					Canada		Consolidated
				Corporate and		Corporate and
	San Martin	La Parrilla	La Encantada	Other		Other
	operations	operations	operations	Eliminations	Total	Eliminations	Total	Total
September 30, 2011
Total assets	$66,022	$126,370	$119,183	$29,156	$340,731	$73,895	$73,895	$414,626
Total liabilities	18,787	17,515	12,664	22,158	71,124	17,428	17,428	88,552
December 31, 2010
Total assets	$53,325	$68,070	$76,198	$36,765	$234,358	$23,273	$23,273	$257,631
Total liabilities	16,118	6,643	15,373	1,885	40,019	6,157	6,157	46,176

6.	REVENUES

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Gross revenue from payable ounces of silver equivalents	$62,976	$34,182	$189,644	$83,884
Less: refining & smelting, net of intercompany eliminations	(1,569)	(1,568)	(4,931)	(6,068)
Revenues	$61,407	$32,614	$184,713	$77,816

7.	INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) is comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Gain (loss) from investment in derivative investments	$(1,504)	$1,047	$2,041	$1,696
Interest income and other	109	50	420	55
	$(1,395)	$1,097	$2,461	$1,751

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

8.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the three and nine months ended September 30, 2011 and 2010 are based on the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net income for the period attributable to equity holders of the Company	$27,772	$10,057	$82,235	$21,477
Weighted average number of shares on issue - basic	104,583,335	93,139,406	102,627,618	92,888,446
Adjustments for:
Share options	3,052,870	2,099,372	3,595,619	1,433,378
Warrants	90,498	1,757,343	879,918	957,578
Weighted average number of shares on issue - diluted	107,726,703	96,996,122	107,103,155	95,279,402

9.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are convertible to cash, with a term of 90 days or less as follows:

	September 30, 2011	December 31, 2010
Cash	$106,140	$34,951
Short-term investments	82	6,212
	$106,222	$41,163

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	September 30, 2011	December 31, 2010
Trade receivables	$5,756	$2,748
Value added taxes and other taxes recoverable	6,470	5,300
Loan receivable from supplier and other	512	306
	$12,738	$8,354

The Company does not hold any collateral for any receivable amounts outstanding at September 30, 2011. Trade and other receivables include $580,000 in value added taxes recoverable that have been outstanding for more than one year. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

11.	INVENTORIES

	September 30, 2011	December 31, 2010
Silver coins and bullion including in process s hipments	$537	$396
Finished product - doré and concentrates	480	1,823
Work in process	3,404	1,233
Stockpile	1,203	959
Materials and supplies	6,015	4,240
	$11,639	$8,651

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

12.	OTHER FINANCIAL ASSETS

Other financial assets of the Company are comprised of:

	September 30, 2011	December 31, 2010
Marketable securities	$4,285	$357
Derivative financial instruments	3,700	-
	$7,985	$357

13.	PREPAID EXPENSES AND OTHER

Prepaid expenses and other of the Company are comprised of:

	September 30, 2011	December 31, 2010
Prepayments to suppliers and contractors	$1,485	$1,336
Deposits	462	236
	$1,947	$1,572

14.	MINING INTERESTS

The Company’s mining interests are composed of the following:

	September 30, 2011	December 31, 2010
Producing properties	$79,308	$62,741
Exploration properties (non-depletable)	65,814	56,919
	$145,122	$119,660

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin
Producing properties	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At January 1, 2010	$12,423	$21,286	$37,016	$70,725
Additions	4,601	5,396	1,053	11,050
Change in decommissioning liabilities	488	770	268	1,526
At December 31, 2010	$17,512	$27,452	$38,337	$83,301
Additions	5,916	8,245	2,640	16,801
Change in decommissioning liabilities	-	(305)	-	(305)
Transfer from exploration properties	-	3,608	-	3,608
At September 30, 2011	$23,428	$39,000	$40,977	$103,405

Accumulated depletion and amortization
At January 1, 2010	$(2,747)	$(2,863)	$(10,742)	$(16,352)
Depletion and amortization	(1,453)	(966)	(1,789)	(4,208)
At December 31, 2010	$(4,200)	$(3,829)	$(12,531)	$(20,560)
Depletion and amortization	(1,302)	(1,116)	(1,119)	(3,537)
At September 30, 2011	$(5,502)	$(4,945)	$(13,650)	$(24,097)

Carrying value
At December 31, 2010	$13,312	$23,623	$25,806	$62,741
At September 30, 2011	$17,926	$34,055	$27,327	$79,308

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

14.	MINING INTERESTS (continued)

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Cost
At January 1, 2010	$2,383	$7,465	$13,863	$11,280	$16,479	$51,470
Exploration and evaluation expenditures	552	325	1,569	360	2,107	4,913
Change in decommissioning liabilities	-	-	-	-	536	536
At December 31, 2010	$2,935	$7,790	$15,432	$11,640	$19,122	$56,919
Exploration and evaluation expenditures	1,517	4,657	1,851	6,971	907	15,903
Proceeds from option payment (f)	-	-	(3,400)	-	-	(3,400)
Transfer to producing properties	-	(3,608)	-	-	-	(3,608)
At September 30, 2011	$4,452	$8,839	$13,883	$18,611	$20,029	$65,814

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 3,750 tonnes per day (“tpd”) cyanidation plant, a 1,000 tpd flotation plant (currently in care-and-maintenance), an airstrip, and a village with 180 houses as well as administrative offices and infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine. On April 1, 2010, the mill expansion project achieved commercial stage production and all revenues and costs from that date are recorded in the mine operating earnings.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a system of connected underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos mine and the Quebradillas mine. La Parrilla is located approximately 65 km southeast of the city of Durango, in the State of Durango, Mexico. Located at the mine are: an 1,425 tpd milling facility consisting of a 425 tpd cyanidation circuit and a 1,000 tpd flotation circuit, mining equipment, buildings and infrastructure related to the operation and mining concessions covering an area of 69,460 hectares. The Company owns 100% of the La Parrilla Silver Mine. The Company owns 45 hectares and leases an additional 69 hectares of surface rights. During the third quarter of 2011, the Company expanded the mine’s flotation circuit from 425 tpd to 1,000 tpd and is in the final stage of construction of a 1,000 tpd cyanidation circuit to replace the 425 tpd cyanidation circuit currently in use. Plant capacity is anticipated to reach 2,000 tpd by year end.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. For the three and nine months ended September 30, 2011, the Company paid royalties of $133,000 (September 30, 2010 - $18,000) and $204,000 (September 30, 2010 - $83,000), respectively. As at September 30, 2011, the sum of total royalties paid to date for the Quebradillas NSR is $525,000.

(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The operation consists of a 950 tpd cyanidation mill, flotation circuit, mine buildings, administrative offices and all related infrastructure. The flotation circuit is currently on care and maintenance. The mine is comprised of approximately 7,841 hectares of mineral rights, approximately 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the mill is located. The Company owns 100% of the San Martin Silver Mine.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

14.	MINING INTERESTS (continued)

	(d)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims and 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro Silver Mine consists of two old silver mines, the San Juan and Perseverancia mines, which are approximately one kilometre apart. The Company owns 100% of the Del Toro Silver Mine. In 2011, the Company acquired a neighbouring property during the third quarter called Dolores for $1.5 million. The property includes 12 hectares of land and a small producing mine where a small amount of high grade ore was shipped to La Parrilla by the previous owner.

	(e)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project is located near the village of Real de Catorce, 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The La Luz property consists of 35 mining concessions covering 5,738 hectares. The Company owns 100% of the La Luz Silver Project. In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for $3.0 million. Consideration for the purchase consisted of a cash payment of $1.05 million and $1.5 million in shares of the Company in November 2010, and a cash payment of $0.45 million which was paid by January 31, 2011.

	(f)	Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in the Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded with a corresponding reduction in the carrying value of the San Martin mining interests during the period.

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is composed of the following:

	Land and	Machinery and	Assets under	Corporate
	buildings	equipment	construction	assets	Total
Cost
At January 1, 2010	$7,827	$25,387	$32,113	$1,415	$66,742
Additions	641	11,741	7,007	663	20,052
Transfers	6,485	29,904	(36,389)	-	-
At December 31, 2010	$14,953	$67,032	$2,731	$2,078	$86,794
Additions	1,990	21,102	22,479	945	46,516
At September 30, 2011	$16,943	$88,134	$25,210	$3,023	$133,310

Accumulated depreciation and amortization
At January 1, 2010	$(2,566)	$(5,177)	$-	$(892)	$(8,635)
Depreciation and amortization	(919)	(4,624)	-	(233)	(5,776)
At December 31, 2010	$(3,485)	$(9,801)	$-	$(1,125)	$(14,411)
Depreciation and amortization	(955)	(3,337)	-	(1,477)	(5,769)
At September 30, 2011	$(4,440)	$(13,138)	$-	$(2,602)	$(20,180)

Carrying value
At December 31, 2010	$11,468	$57,231	$2,731	$953	$72,383
At September 30, 2011	$12,503	$74,996	$25,210	$421	$113,130

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipment, assets under construction and corporate assets above are allocated as follow:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At January 1, 2010	$40,118	$16,161	$9,331	$324	$60	$748	$66,742
Additions	11,658	3,011	2,124	1,620	1,297	342	20,052
Transfers	12	374	(387)	-	-	1	-
At December 31, 2010	$51,788	$19,546	$11,068	$1,944	$1,357	$1,091	$86,794
Additions	10,049	26,449	7,142	1,373	1,072	431	46,516
At September 30, 2011	$61,837	$45,995	$18,210	$3,317	$2,429	$1,522	$133,310

Accumulated depreciation and amortization
At January 1, 2010	$(1,854)	$(3,629)	$(2,765)	$-	$(25)	$(362)	$(8,635)
Depreciation and amortization	(2,370)	(1,910)	(1,241)	-	(12)	(243)	(5,776)
At December 31, 2010	$(4,224)	$(5,539)	$(4,006)	$-	$(37)	$(605)	$(14,411)
Depreciation and amortization	(3,331)	(1,719)	(494)	-	(28)	(197)	(5,769)
At September 30, 2011	$(7,555)	$(7,258)	$(4,500)	$-	$(65)	$(802)	$(20,180)

Carrying value
At December 31, 2010	$47,564	$14,007	$7,062	$1,944	$1,320	$486	$72,383
At September 30, 2011	$54,282	$38,737	$13,710	$3,317	$2,364	$720	$113,130

Subsequent to September 30, 2011, the Company pledged certain properties of the San Martin Mine as guarantees as part of its tax appeal process (see Note 26).

16.	DEPOSITS ON LONG-TERM ASSETS

The Company’s deposits on long-term assets are comprised of the following:

	September 30, 2011	December 31, 2010
Deposits on equipment	$10,349	$2,056
Deposits on services	789	370
	$11,138	$2,426

17.	TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade payables and accrued liabilities are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The usual credit period for trade purchases is between 30 to 90 days.

Trade payables and accrued liabilities are comprised of the following items:

	September 30, 2011	December 31, 2010
Trade payables	$9,480	$6,023
Accrued l iabilities	15,650	6,279
Unearned revenue	80	98
	$25,210	$12,400

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

18.	DEBT FACILITIES

In April 2011, the Company entered into an agreement for a pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, $3.0 million was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of twelve months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly quotas valued at $250,000. As at September 30, 2011, after delivering monthly quotas of lead concentrates and payments of interest charges, the Company had a remaining balance payable on the pre-payment facility of $1,566,000 (December 31, 2010 - $nil).

19.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging between 7.9% to 12.5%.

The following is a schedule of future minimum lease payments under the finance leases:

	Minimum Lease Payments
	September 30, 2011	December 31, 2010
Less than one year	$4,700	$1,409
More than one year but not more than five years	10,540	2,687
	15,240	4,096
Less: future finance charges	(1,969)	(519)
Present value of minimum lease payments	$13,271	$3,577
Included in the financial s tatements a s:
Current portion of lease obligations	3,764	1,160
Lease obligations	9,507	2,417
Present value of minimum lease payments	$13,271	$3,577

20.	OTHER FINANCIAL LIABILITIES

The Company has derivative financial liabilities of $6,292,000 representing the unrealized loss on its silver futures investments as at September 30, 2011. The corresponding deposit of $3,700,000 to fulfill the margin requirement is recorded in other financial assets. For the nine months ended September 30, 2011, the Company has a realized gain on silver futures of $8,369,000, resulting in a net gain of $2,041,000 on investment in derivative instruments net of commissions of $36,000.

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

21.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

			Shares
	Shares	Amount	to be issued	Total

Balance at January 1, 2010	92,648,744	$218,608	$247	$218,855
Shares issued for:
Exercise of options	1,131,625	3,452	-	3,452
Exercise of warrants	47,500	151	-	151
Transfer of equity reserve upon exercise of options	-	1,228	-	1,228
Balance at September 30, 2010	93,827,869	$223,439	$247	$223,686

Balance at December 31, 2010	97,560,417	$239,525	$245	$239,770
Shares issued for:
Exercise of options	2,251,600	9,490	-	9,490
Exercise of warrants	5,118,093	17,953	-	17,953
Conversion of shares to be issued	4,062	20	(20)	-
Transfer of equity reserve upon exercise of options	-	4,685	-	4,685
Balance at September 30, 2011	104,934,172	$271,673	$225	$271,898

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable as at September 30, 2011:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)

2.01 - 3.00	519,950	2.04	1.30	519,950	2.04	1.30
3.01 - 4.00	1,240,625	3.64	1.57	1,194,375	3.63	1.57
4.01 - 5.00	1,117,500	4.38	1.03	1,080,000	4.38	1.00
10.01 - 20.03	1,367,450	12.69	2.90	614,325	12.53	2.94
	4,245,525	6.55	1.82	3,408,650	5.23	1.59

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

21.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

The aggregate intrinsic values of vested share options (the market value less the exercise value) at September 30, 2011 and December 31, 2010 were $35.6 million (CAD$36.7 million) and $47.6 million (CAD$47.4 million), respectively.

The changes in stock options issued during the period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

	Nine Months Ended		Year Ended
	September 30, 2011		December 31, 2010
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	6,464,875	5.61	8,603,750	3.50
Granted	52,500	18.98	2,003,000	10.03
Exercised	(2,251,600)	4.09	(3,573,125)	3.16
Expired	(20,250)	12.44	(568,750)	4.63
Balance, end of the period	4,245,525	6.55	6,464,875	5.61

During the nine months ended September 30, 2011, 2,251,600 (September 30, 2010 – 1,131,625) stock options were exercised. The weighted average closing share price at date of exercise for the nine months ended September 30, 2011 was CAD$19.27 (September 30, 2010 - CAD$5.42) .

During the nine months ended September 30, 2011, 52,500 (September 30, 2010 – 560,000) stock options were granted for an aggregate fair value of CAD$494,000 (September 30, 2010 – CAD$897,000).

The fair value of stock options granted is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Nine Months Ended September 30,
	2011	2010
Weighted average fair value at grant date ($)	9.40	1.60
Expected dividend yield (%)	-	-
Average risk-free interest rate (%)	1.83	1.54
Expected life (years)	3.07	1.88
Expected volatility (%)	77.45	83.00
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

21.	SHARE CAPITAL (continued)

	(c)	Share purchase warrants

As at September 30, 2011, there are no share purchase warrants outstanding.

The changes in share purchase warrants during the nine months ended September 30, 2011 and the year ended December 31, 2010 are as follows:

	Nine Months Ended		Year Ended
	September 30, 2011		December 31, 2010
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(CAD$/Share)	Warrants	(CAD$/Share)
Balance, beginning of the period	5,142,277	3.44	11,357,465	5.04
Exercised	(5,118,093)	3.44	(1,185,250)	3.41
Cancelled or expired	(24,184)	3.50	(5,029,938)	7.06
Balance, end of the period	-	-	5,142,277	3.44

(d)	Share capital to be issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At September 30, 2011, the prior shareholders of First Silver had yet to exchange 105,130 shares (December 31, 2010 – 113,254 shares) of First Silver, exchangeable for 52,565 shares (December 31, 2010 – 56,627 shares) of First Majestic resulting in a remaining value of shares to be issued of $225,000 (December 31, 2010 - $245,000). During the nine months ended September 30, 2011, a total of 4,062 shares were redeemed by prior shareholders of First Silver.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

22.	EQUITY RESERVES

	Nine Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2010

Available for sale revaluation reserve (a)
Balance at beginning of period	$18	$(55)
Gain (loss) on available for sale securities	527	(99)
Balance at end of period	545	(154)

Share-based payments reserve (b)
Balance at beginning of period	25,170	24,971
Share-based payments recognized in profit and loss, and related tax benefit	6,764	2,166
Reclassed to share capital for exercise of stock options and warrants	(4,685)	(1,228)
Balance at end of period	27,249	25,909

Foreign currency translation reserve (c)
Balance at beginning of period	621	-
Currency translation gain (loss)	(2,350)	846
Balance at end of period	(1,729)	846

Total equity reserves per statement of financial position	$26,065	$26,601

(a)	The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.

(b)	The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted but not exercised to acquire shares of the Company and related tax benefits.

(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency.

23.	RETAINED EARNINGS / ACCUMULATED DEFICIT

At September 30, 2011, the Company has retained earnings of $28,111,000 (December 31, 2010 – accumulated deficit of $54,124,000).

No dividends have been paid or declared by the Company since its inception.

24.	FINANCIAL RISK MANAGEMENT

There are no significant changes in financial risk management compared to the Company’s 2010 annual financial statements except for the following:

(a) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at September 30, 2011, the Company has outstanding trade payables of $9.5 million (December 31, 2010 - $6.0 million) which are generally payable in 90 days or less and accrued liabilities of $15.7 million (December 31, 2010 - $6.3 million) which are generally payable within 12 months.

The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

24.	FINANCIAL RISK MANAGEMENT

	(a)	Liquidity Risk (continued)

The Company’s liabilities and commitments have maturities which are summarized below:

		Payments Due By Period
Balances in USD$'000	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Finance Lease Obligations	$13,271	$3,764	$7,450	$2,057	$-
Purchase Obligations	19,615	19,615	-	-	-
Decommissioning l iabilities	6,355	-	-	-	6,355
Trade payables a nd a ccrued l iabilities	25,210	25,210	-	-	-
Other financial l iabilities	6,292	6,292	-	-	-
Debt facilities	1,566	1,566	-	-	-
Ta xes payable	2,596	2,596	-	-	-
Total Obligations	$74,905	$59,043	$7,450	$2,057	$6,355

(b)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				September 30, 2011		December 31, 2010
Balances in USD$'000			Trade payables	Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and	and accrued	(liabilities)	change in	(liabilities)	change in
	equivalents	other receivable	liabilities	exposure	currency	exposure	currency
Canadian dollar	$79,683	$77	$(1,843)	$77,917	$7,792	$8,174	$817
Mexican peso	6,460	6,499	(18,238)	(5,279)	(924)	(10,726)	(1,073)
	$86,143	$6,576	$(20,081)	$72,638	$6,868	$(2,552)	$(256)

25.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$(2,204)	$959	$(4,384)	$846
Increase in inventories	(1,478)	(1,137)	(2,988)	(3,029)
Decrase (increase) in prepaid expenses and other	3,600	156	(410)	(511)
Increase (decrease) in trade payables and accrued liabilities	2,030	2,469	5,729	3,649
Increase (decrease) in taxes payable	(6,523)	225	2,156	358
	$(4,575)	$2,672	$103	$1,313

Non-cash investing and financing activities:
Transfer of contributed surplus upon exercise of options and warrants	$1,444	$1,003	$4,686	$1,228
Assets acquired by capital lease	(4,804)	(1,774)	(9,004)	(1,774)

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

26.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed consolidated interim financial statements of the Company.

During the year, Minera El Pilon, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.6 million (75.7 million Mexican pesos). The Company is currently defending the tax treatments amounting to $3.2 million (43.4 million Mexican pesos) related to 2007 via the administrative appeal process and believes it has a strong defense against the claims. The tax reassessment for 2004 to 2006 amounting to $2.4 million (32.3 million Mexican pesos) are being pursued through tax court, which requires pledging security as guarantees until the end of the trial. As a result, the Company has pledged certain properties of the San Martin Mine as guarantees. The Company believes it is more likely than not that it will defend itself successfully in all claims and therefore has not recorded a provision for the potential tax exposure.

27.	SUBSEQUENT EVENTS

From October 1, 2011 to November 8, 2011, 75,000 options were granted with an exercise price of CAD$15.99 and expire in five years from the grant date.

28.	FIRST TIME ADOPTION OF IFRS

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. The accounting policies set out in Note 3 of the condensed consolidated interim financial statements as at and for the three months ended March 31, 2011 have been applied in preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2011. In note 24 of the March 31, 2011 condensed consolidated interim financial statements, the Company reported the impact of the transition to IFRS at January 1, 2010 and December 31, 2010. There were no changes to the reconciliations as previously reported.

The Company applied the following exemptions to its opening statement of financial position dated January 1, 2010 in accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”, provides guidance for the initial adoption of IFRS. IFRS 1 requires retrospective application of the standards in the transition statement of financial position, with all adjustments to assets and liabilities taken to accumulated deficit unless certain exemptions are applied:

(a) Business combinations

The Company has elected to not apply IFRS 3 to business combinations that occurred before the date of transition to IFRS. IFRS 3 has been applied by the Company to business combinations that occurred on or after January 1, 2010.

(b) Cumulative translation differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposal of foreign operations will not be impacted by translation differences that arose prior to the date of transition.

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

28.	FIRST TIME ADOPTION OF IFRS (continued)

	(c)	Decommissioning liabilities included in the cost of property, plant and equipment

The Company has elected to apply the exemption related to decommissioning liabilities included in the cost of property, plant and equipment. This exemption allows a first-time adopter to apply the requirements of IFRIC 1, dealing with changes in decommissioning liabilities, on a prospective basis from the date of transition.

	(d)	Share-based payment

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected not to apply IFRS 2 to awards which had vested at the date of transition.

	(e)	Fair value as deemed cost

IFRS 1 allows an entity to measure individual items of mining interests and property, plant and equipment at fair value as deemed cost at the date of transition. The Company has elected to apply this exemption to the carrying value of mining interest for the San Martin mine at the date of transition. As a result, an adjustment of $48,945,000, net of deferred income tax recovery of $13,705,000, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests under previous GAAP to its fair value at January 1, 2010.

	(f)	Estimates

IFRS 1 requires that an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the entity’s previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statements of income and statements of financial position for the nine months ended September 30, 2010 and year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained below.

The adoption of IFRS does not have a significant impact on the statement of cash flows for the three and nine months ended September 30, 2010 and the year ended December 31, 2010. Therefore, no reconciliation is presented in these condensed consolidated interim financial statements.

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

28.	FIRST TIME ADOPTION OF IFRS (continued)

The September 30, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	Canadian	Canadian		Effect of
	GAAP	GAAP		Transition to IFRS	IFRS
	September 30, 2010	September 30, 2010		September 30, 2010	September 30, 2010
	CAD$	USD$	Note	USD$	USD$

ASSETS
Current assets
Cash and cash equivalents	$25,506	$24,768		$-	$24,768
Trade and other receivables	7,781	7,668		-	7,668
Inventories	6,803	6,607		-	6,607
Prepaid expenses and other	1,945	1,889		-	1,889
Total current assets	42,035	40,932		-	40,932

Non-current assets
Mining interests	177,095	164,626	(v)(vi)	(52,804)	111,822
Property, plant and equipment	72,155	67,182	(i)	(740)	66,442
Deposits on long-term assets	1,605	1,558		-	1,558
Total assets	$292,890	$274,298		$(53,544)	$220,754

LIABILITIES AND EQUITY
Current liabilities
Trade payables and accrued liabilities	$13,286	$12,956		$-	$12,956
Current portion of debt facilities	2,692	2,610		-	2,610
Current portion of lease obligations	1,422	1,381		-	1,381
Taxes payable	488	474		-	474
Total current liabilities	17,888	17,421		-	17,421

Non-current liabilities
Lease obligations	1,601	1,555		-	1,555
Decommissioning liabilities	4,750	4,606		-	4,606
Other long-term liabilities	944	917		-	917
Deferred tax liabilities	35,218	34,198	(v)(vi)	(20,452)	13,746
Total liabilities	60,401	58,697		(20,452)	38,245

Equity
Shareholders' Equity
Share capital	249,524	223,686		-	223,686
Equity reserves	28,472	25,508	(iii)	401	25,909
Accumulated other comprehensive income (loss)	(34,522)	(25,633)	(ii)	26,325	692
Accumulated deficit	(10,985)	(7,960)	(i)(ii)(iii)(v)(vi)	(59,818)	(67,778)
Total liabilities and equity	$292,890	$274,298		$(53,544)	$220,754

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

28.	FIRST TIME ADOPTION OF IFRS (continued)

The Company’s Canadian GAAP income statement and condensed consolidated interim statement of income for the three months ended September 30, 2010 have been reconciled to IFRS as follows:

		Three Months Ended September 30, 2010
				Effect of
	Canadian	Canadian		Transition to
	GAAP	GAAP	Note	IFRS	IFRS
	CAD$	USD$		USD$	USD$

Revenues	$33,466	$32,614		$-	$32,614
Cost of sales	14,218	14,195		-	14,195
Gross margin	19,248	18,419		-	18,419
Depletion, depreciation and amortization	2,284	2,197	(i)	348	2,545
Mine operating earnings	16,964	16,222		(348)	15,874

General and administration expense	2,520	2,397		-	2,397
Share-based payments	584	561	(iii)	(81)	480
Accretion of decommissioning liabilities	94	90		-	90
Foreign exchange loss	699	786		-	786
Other expenses	145	114		-	114
Operating earnings	12,922	12,274		(267)	12,007

Investment and other income	1,094	1,097		-	1,097
Finance costs	(213)	(205)		-	(205)
Earnings before income taxes	13,803	13,166		(267)	12,899

Current income tax expense	1	-		-	-
Deferred income tax expense	3,523	3,435	(vi)	(593)	2,842
	3,524	3,435		(593)	2,842
Net earnings for the period	$10,279	$9,731		$326	$10,057

EARNINGS PER COMMON SHARE
BASIC	$0.11				$0.11
DILUTED	$0.11				$0.10

Notes Page 20

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

28.	FIRST TIME ADOPTION OF IFRS (continued)

The Company’s Canadian GAAP income statement and condensed consolidated interim statement of income for the nine months ended September 30, 2010 have been reconciled to IFRS as follows:

		Nine Months Ended September 30, 2010
				Effect of
	Canadian	Canadian		Transition to
	GAAP	GAAP	Note	IFRS	IFRS
	CAD$	USD$		USD$	USD$

Revenues	$80,647	$77,816		$-	$77,816
Cost of sales	36,627	35,148		-	35,148
Gross margin	44,020	42,668		-	42,668
Depletion, depreciation and amortization	6,462	6,238	(i)	740	6,978
Mine operating earnings	37,558	36,430		(740)	35,690

General and administration expense	6,914	6,410		-	6,410
Share-based payments	1,928	1,855	(iii)	311	2,166
Accretion of decommissioning liabilities	282	272		-	272
Foreign exchange loss	283	2,353		-	2,353
Other expenses	1,030	1,178		-	1,178
Operating earnings	27,121	24,362		(1,051)	23,311

Investment and other income	1,766	1,751		-	1,751
Finance costs	(623)	(601)		-	(601)
Earnings before income taxes	28,264	25,512		(1,051)	24,461

Current income tax expense	65	61		-	61
Deferred income tax expense	6,017	5,811	(vi)	(2,888)	2,923
	6,082	5,872		(2,888)	2,984
Net earnings for the period	$22,182	$19,640		$1,837	$21,477

EARNINGS PER COMMON SHARE
BASIC	$0.24				$0.23
DILUTED	$0.23				$0.23

Notes Page 21

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

28.	FIRST TIME ADOPTION OF IFRS (continued)

	(i)	Change in functional currency

Effective January 1, 2010, the Company has changed its presentation currency from the Canadian dollar to US dollar. The Company has determined that the functional currency of its Mexican subsidiaries is the U.S. dollar effective January 1, 2010. Previously, the Company’s subsidiaries had a functional currency of the Mexican peso. The Company has accounted for this change in functional currency on a prospective basis in accordance with the requirements of IAS21, “The Effects of Changes in Foreign Exchange Rates”. With the successful expansion of the La Encantada plant, the Company has achieved consistent profitability in 2010 and the need to access additional financing from the Canadian public markets has been significantly reduced. Also, a substantial portion of the Company’s revenue stream and a significant portion of expenditures are now incurred in U.S. dollars.

	(ii)	Cumulative translation differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Cumulative translation loss at January 1, 2010 was re-allocated from accumulated other comprehensive loss to accumulated deficit.

	(iii)	Share-based payments

IFRS requires each tranche of a share-based award with different vesting dates to be considered a separate grant for purpose of fair value calculation, and the resulting fair value is amortized over the vesting period of the respective tranches. Furthermore, forfeiture estimates are recognized in the period they are estimated.

Under Canadian GAAP, the fair value of share-based awards with graded vesting was calculated as one single grant and the resulting fair value was recognized on a straight-line basis over the longest vesting period. Forfeitures of awards were only recognized in the period the forfeiture occurred.

	(iv)	Decommissioning liabilities

IFRS requires provision for decommissioning liabilities to be estimated based on constructive cash flow discounted based on liability specific risk-free discount rate. The discount rate should be updated periodically at each period end date. Under Canadian GAAP, provision for decommissioning liabilities was estimated based on legal cash flow and discounted based on a risk-adjusted discount rate.

Historical net book value of costs of the related mining properties when the first decommissioning liabilities first arose was adjusted to reflect historical difference in the decommissioning liabilities.

	(v)	Fair value as deemed cost

IFRS 1 allows an entity to measure individual items of property, plant and equipment at fair value at the date of transition. The Company has elected to apply the IFRS 1 exemption to measure its mining interest for the San Martin mine at fair value as deemed cost at January 1, 2010 using a discounted cash flow model under IFRS compared to Canadian GAAP which determines fair value based on undiscounted cash flows. Based on silver prices ranging from $14.50 to $19.30 per ounce and a discount rate of 14.75% used in the discounted cash flow model, an adjustment of $48,945,000, net of future income tax recovery of $13,705,000, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests under previous Canadian GAAP to its aggregate fair value at January 1, 2010.

Notes Page 22

First Majestic Silver Corp.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

28.	FIRST TIME ADOPTION OF IFRS (continued)

(vi) Deferred tax liabilities

IFRS does not allow recognition of deferred taxes for acquisition of assets that do not qualify as a business combination. There is no similar prohibition under Canadian GAAP. As a result, deferred tax liabilities related to the Company’s previous asset acquisitions that did not qualify as business combination were derecognized at transition.

As part of the transition to IFRS, the carrying value of the Company’s property, plant and equipment and mining interests were changed without a change in their respective tax value. Deferred taxes were updated to reflect the change in temporary differences between the carrying value and tax value of these assets.

29.	APPROVAL OF FINANCIAL STATEMENTS

The Condensed Consolidated Interim Financial Statements of First Majestic Silver Corp. for the period ended September 30, 2011 were approved and authorized for issue by the Board of Directors on November 8, 2011.

Notes Page 23